DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

March 8, 2022

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

VIA EDGAR

Re:	REPUBLIC FIRST BANCORP INC (“FRBK” or the “Company”)
PRRN14A filed February 23, 2022 (as amended, the “Preliminary Proxy Statement”) Filed by Driver Management Company LLC, et al. SEC File No. 0-17007

Dear Ms. Chalk

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2022 (the “February 7 Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses.  Capitalized terms not otherwise defined shall have the meaning given in the Preliminary Proxy Statement.

Revised Preliminary Proxy Statement.

General

1.

We refer to comment 1 in our prior comment letter dated February 7, 2022 and your response. We continue to believe that each participant's plans for Republic First is material information. To the extent that participants do not have specific plans, please disclose this fact in the revised proxy statement. Please revise to describe, as previously requested.

While acknowledging the Staff’s comment, Driver continues to believe that the Staff has no basis in law or regulation to request such disclosure, a belief reinforced by the fact that—despite repeated requests—the Staff has failed to provide any statutory or regulatory basis for making such disclosure.  However, Driver has revised the Preliminary Proxy Statement to disclose that the Nominees do not have any specific plans for the Company.

2.

Refer to comment 2 in our prior comment letter dated February 7, 2022. We continue to believe that a participant's recent statements advocating for a sale of Republic First are material and should be included in the proxy statement. Your revised disclosure can explain the circumstances under which those statements were made, and may limit their scope with additional explanation. Your statements (and explanation) may be particularly helpful to shareholders, since after they were made, the Braca Group filed beneficial ownership reports indicating that it has engaged a financial advisor to make contact with Republic First's financial advisor.  Please revise your proxy statement, as previously requested.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

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Please do not hesitate to contact me at 917-744-7758 or by email at ac@drivermgmtco.com with any questions or to discuss Driver’s responses to the Staff’s comments.

/s/ J. Abbott R. Cooper